QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)(1)

Aftermarket Technology Corp. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
008318 10 7 (CUSIP Number)
Joseph Salamunovich, 1 Oak Hill Center, Suite 400, Westmont, IL 60559, (630) 455-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 1, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 008318107	13D	Page 2 of 34 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Aurora Equity Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
6,418,357

		8	SHARED VOTING POWER
2,168,794

		9	SOLE DISPOSITIVE POWER
6,418,357

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,587,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Aurora Overseas Equity Partners I, L.P.

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
1,024,669

		8	SHARED VOTING POWER
2,168,794

		9	SOLE DISPOSITIVE POWER
1,024,669

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,193,463

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Aurora Capital Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
6,418,357

		8	SHARED VOTING POWER
2,168,794

		9	SOLE DISPOSITIVE POWER
6,418,357

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,587,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Aurora Overseas Capital Partners L.P.

2	CHECK THE APPROPRIATE BOX IF	(a)	☒
	A MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
1,024,669

		8	SHARED VOTING POWER
2,168,794

		9	SOLE DISPOSITIVE POWER
1,024,669

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,193,463

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Aurora Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
6,418,357

		8	SHARED VOTING POWER
2,168,794

		9	SOLE DISPOSITIVE POWER
6,418,357

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,587,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Aurora Overseas Advisors, Ltd.

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
1,024,669

		8	SHARED VOTING POWER
2,168,794

		9	SOLE DISPOSITIVE POWER
1,024,669

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,193,463

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard R. Crowell

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
9,611,820

		9	SOLE DISPOSITIVE POWER
9,148

		10	SHARED DISPOSITIVE POWER
7,443,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,611,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.2%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Gerald L. Parsky (see Item 2(8))

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
9,611,820

		9	SOLE DISPOSITIVE POWER
15,000

		10	SHARED DISPOSITIVE POWER
7,443,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,611,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.2%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard K. Roeder

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
9,611,820

		9	SOLE DISPOSITIVE POWER
8,700

		10	SHARED DISPOSITIVE POWER
7,443,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,611,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.2%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Trustees of General Electric Pension Trust I.R.S. #14-6015763

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
1,623,751

		9	SOLE DISPOSITIVE POWER
1,623,751

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,623,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%

14	TYPE OF REPORTING PERSON*
EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
GE Asset Management Incorporated, as Investment Manager to GEPT (as defined below) I.R.S. #22-2152310

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
1,623,751

		9	SOLE DISPOSITIVE POWER
1,623,751

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,623,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%

14	TYPE OF REPORTING PERSON*
IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
General Electric Company I.R.S. #14-0689340

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
Disclaimed (See 11 below)

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
Disclaimed (See 11 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Beneficial ownership of all shares disclaimed by General Electric Company

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

        This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Aftermarket Technology Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1 Oak Hill Center, Suite 400, Westmont, IL 60559.

Item 2.    Identity and Background.

        This Schedule 13D is being filed by:

  1)
  Aurora Equity Partners L.P. ("AEP"), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEP is ACP (defined below), whose general partner is AAI (defined below).

  2)
  Aurora Capital Partners L.P. ("ACP"), is a Delaware limited partnership which principal business is that of general partner of AEP located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of ACP is AAI. The limited partners of ACP are Messrs. Richard R. Crowell ("Crowell"), Gerald L. Parsky ("Parsky"), and Richard K. Roeder ("Roeder").

  3)
  Aurora Advisors, Inc. ("AAI"), is a Delaware corporation which principal business is that of general partner of ACP located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Crowell, Parsky and Roeder are the sole stockholders and directors of AAI. For information with respect to the identity and principal occupation of each executive officer of AAI, see Schedule A attached hereto and incorporated by reference herein.

  4)
  Aurora Overseas Equity Partners I, L.P. ("AOEP"), is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. AEP and AOEP are hereinafter referred to as the "Aurora Partnerships." The general partner of AOEP is AOCP (defined below), whose general partner is AOAL (defined below).

  5)
  Aurora Overseas Capital Partners L.P. ("AOCP"), is a Cayman Islands exempted limited partnership which principal business is that of general partner of AOEP located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOCP is AOAL. The limited partners of AOCP are Crowell, Parsky and Roeder.

  6)
  Aurora Overseas Advisors, Ltd. ("AOAL"), is a Cayman Islands exempted company which principal business is that of general partner of AOCP located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. Crowell, Parsky and Roeder are the sole stockholders and directors of AOAL. AOAL has no executive officers.

  7)
  Richard R. Crowell ("Crowell"), is a United States citizen whose primary occupation is as a managing director of the investment firm Aurora Capital Group ("ACG") located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Crowell, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

  8)
  Gerald L. Parsky ("Parsky"), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Parsky, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

  9)
  Richard K. Roeder ("Roeder"), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Roeder, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

  10)
  Trustees of General Electric Pension Trust ("GEPT"), a New York common law trust which principal business is as a pension trust organized for the benefit of certain employees of General Electric Company located at its principal business and office address c/o GE Asset Management Incorporated, 3003 Summer Street, Stamford, CT 06905, Attn: Michael Pastore, Esq. With limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. This provision terminates upon the transfer of such shares. GEPT's investment manager is GEAM (defined below).

  11)
  GE Asset Management Incorporated ("GEAM"), is a Delaware corporation and a wholly owned subsidiary of General Electric Company which principal business is a registered investment advisor located at its principal business and office address of 3003 Summer Street, Stamford, CT 06905, Attn: Michael Pastore, Esq. GEAM acts as investment manager to GEPT and thus shares in GEPT's voting and dispositive power. See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each executive officer and director of GEAM.

  12)
  General Electric Company ("GE"), is a New York corporation which principal business is a diversified manufacturing and financial corporation located at its principal business and office address of 3135 Easton Turnpike, Fairfield, CT 06431. GEAM is a wholly owned subsidiary of GE and GE reports whenever GEAM reports, although it disclaims beneficial ownership of any and all shares held by GEPT. GEPT, GEAM and GE are hereinafter referred to as the "GE Entities." See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each executive officer and director of GE.

        Each of the above individuals and entities enumerated in items 1-12 are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

        During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules A or B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules A and B are United States citizens, except that Paolo Fresco, Director of GE, is a citizen of Italy, Claudio X. Gonzalez, Director of GE, is a citizen of Mexico, Andrea Jung, Director of GE, is a citizen of Canada, and Yoshiaki Fujimori, officer of GE, is a citizen of Japan.

        Certain stockholders of the Issuer have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. In addition, with limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. See Item 6 ("Stockholders Agreement") for additional information concerning the terms of the irrevocable proxy and GEPT's agreement.

        Certain stockholders of the Issuer have orally granted to the Aurora Partnerships dispositive power over a certain number of their shares of Common Stock. See Item 4 for additional information.

Item 3.    Source and Amount of Funds or Other Consideration.

        None of the Reporting Persons is making any purchase or other acquisition of the Common Stock at this time. None of the Reporting Persons has purchased or otherwise acquired any Common Stock not previously reported.

Item 4.    Purpose of Transaction.

        The Reporting Persons may decide to increase or decrease their investment in the Issuer by acquiring or disposing of shares of Common Stock depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

        Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.    Interest in Securities of the Issuer.

        (a) and (b)

        As of August 2, 2002, AEP, ACP and AAI may be deemed to beneficially own 8,587,151 shares of Common Stock, representing approximately 35.0% of the total outstanding shares of Common Stock (based on 24,520,900 shares of the Issuer's Common Stock outstanding, as reported in the Issuer's Prospectus Supplement filed with the SEC on July 30, 2002). AEP, ACP and AAI have sole voting and dispositive power with respect to 6,418,357 shares of Common Stock; shared voting power with respect to 2,168,794 shares of Common Stock and does not have shared dispositive power with respect to any shares of Common Stock.

        As of the same date, AOEP, AOCP and AOAL may be deemed to beneficially own 3,193,463 shares of Common Stock, representing approximately 13.0% of the total outstanding shares of Common Stock. AOEP, AOCP and AOAL have sole voting and dispositive power with respect to 1,024,669 shares of Common Stock and shared voting power with respect to 2,168,794 shares of Common Stock.

        Of the 2,168,794 shares for which AEP, AOEP, ACP, AOCP, AAI and AOAL have shared voting power, 1,623,751 shares are owned by GEPT and 545,043 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares.

        As of the same date, Messrs. Crowell, Parsky and Roeder may be deemed to each beneficially own 9,611,820 shares of Common Stock, representing approximately 39.2% of the total outstanding shares of Common Stock. Messrs. Crowell, Parsky and Roeder have shared voting power with respect to 9,611,820 shares of Common Stock and shared dispositive power with respect to 7,443,026 shares of Common Stock, and sole dispositive power with respect to 9,148, 15,000 and 4,950 shares of Common Stock, respectively. Of the 9,611,820 shares for which Crowell, Parsky and Roeder have shared voting power, 6,418,357 shares are owned by AEP, 1,024,669 shares are owned by AOEP, 1,623,751 shares are owned by GEPT and 545,043 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares. Of the 7,443,026 shares for which Crowell, Parsky and Roeder have shared dispositive power, 6,418,357 shares are owned by AEP and 1,024,669 shares are owned by AOEP.

        As of the same date, Mr. Frederick J. Elsea, III, Chief Financial Officer of AAI and ACP, may be deemed to beneficially own 15,700 shares of Common Stock, representing less than 1% of the total outstanding shares of Common Stock. Mr. Elsea has sole dispositive power and shared voting power with respect to the 15,700 shares of Common Stock. The 15,700 shares of Common Stock for which Mr. Elsea has shared voting power are subject to an irrevocable proxy granted to AEP and AOEP.

        As of the same date, GEPT and GEAM may be deemed to beneficially own 1,623,751 shares of Common Stock, representing approximately 6.6% of the total outstanding shares of Common Stock. GEPT and GEAM have shared voting and dispositive power with respect to 1,623,751 shares of Common Stock. GE disclaims beneficial ownership of any and all shares held by GEPT.

        (c)

        The Issuer registered the resale of up to 4,500,000 shares of Common Stock owned by the Reporting Persons and certain other stockholders of the Issuer (the "Other Selling Stockholders") with the Securities and Exchange Commission ("SEC") under a "shelf" registration statement on Form S-3 filed with the SEC on June 5, 2002 (such registration statement, as amended and supplemented, the "Form S-3"). Pursuant to the Form S-3, on August 1, 2002, the Reporting Persons and the Other Selling Stockholders sold an aggregate of 4,500,000 shares of the Common Stock in an underwritten public offering (the "Offering"). For additional information about the Offering, including but not limited to the names of the Other Selling Stockholders, see the Form S-3 and the Issuer's Current Report on Form 8-K dated July 29, 2002, each of which is incorporated by reference herein.

        In connection with the closing of the Offering, certain Reporting Persons and the Other Selling Stockholders granted to Parsky and AEP the authority to direct the procedural transfer of the shares to be sold in the Offering to the custodian for the Offering. Upon the closing of the Offering on August 1, 2002, such authorization terminated.

        In addition, Roeder disposed of 3,750 shares of Common Stock through a bona fide gift to charity on June 12, 2002.

        (d)

        The right to receive distributions, and proceeds from the sale of the 6,418,357 and 1,024,669 shares of Common Stock held of record by AEP and AOEP, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in AEP and AOEP.

        (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Stockholders Agreement.    AEP, AOEP, GEPT and Messrs. Crowell, Parsky and Roeder are parties to that certain Stockholders Agreement, dated August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (as amended to date, the "Stockholders Agreement"). Under the Stockholders Agreement, certain stockholders of the Issuer have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. The aggregate number of shares subject to such irrevocable proxy is 545,043 shares as of August 2, 2002, or 2.2% of the total outstanding shares of Common Stock. Each proxy terminates upon the earlier to occur of the transfer of the subject shares or July 31, 2004. In addition, with limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. This provision terminates upon the transfer of such shares. GEPT may be deemed to beneficially own 1,623,751 shares of Common Stock, representing approximately 6.6% of the total outstanding shares of Common Stock. Finally, the parties to the Stockholders Agreement have agreed to provide the Issuer with written notice prior to any proposed transfer of their shares of Common Stock.

        The Stockholders Agreement also provides that if, after the Aurora Partnerships distribute their shares of Common Stock to their limited partners, any such limited partner holds 10% or more of the outstanding Common Stock, such limited partner (the "Demand Holder") will have the right to require the Issuer to use its best efforts to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the resale of the Demand Holder's shares in an underwritten offering. If following such offering the Demand Holder still holds 10% or more of the outstanding Common Stock, the Demand Holder will have one additional "demand" registration right.

        The Issuer will bear all expenses incident to any registration effected pursuant to the Stockholders Agreement, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

        In connection with a December 1996 private placement to GEPT, the Issuer granted a "demand" registration right to GEPT. Such registration right covers the 955,794 shares issued in the private placement as well as 300,000 shares of Common Stock owned by GEPT prior to the private placement. Pursuant to this registration right, GEPT may, subject to certain limitations, require the Issuer to use its best efforts to file a registration statement under the Securities Act covering the resale of such shares of Common Stock. In addition, GEPT was granted a "piggyback" registration right to include such shares on a pro rata basis in any registration effected for the account of any person exercising a contractual "demand" registration right granted by the Issuer in the future. All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by the Issuer. GEPT and any underwriters through whom shares are sold on behalf of GEPT will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act. GEPT's registration rights have been exercisable since December 20, 1999.

        The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

        Management Services Agreement.    The Issuer also pays to ACP a base annual management fee of approximately $550,000 for advisory and consulting services pursuant to a written management services agreement (the "Management Services Agreement"). ACP is also entitled to reimbursements from the Issuer for all of its reasonable out-of-pocket costs and expenses incurred in connection with the performance of its obligations under the Management Services Agreement. The base annual management fee is subject to increase, at the discretion of the disinterested members of the Issuer's Board of Directors, by up to an aggregate of $250,000 in the event the Issuer consummates one or more significant corporate transactions. The base annual management fee has not been increased as a result of any of the Issuer's acquisitions. The base annual management fee is also subject to increase for specified cost of living increases pursuant to which the base annual management fee was most recently increased in January 1999 from $540,000. If the Issuer's EBITDA in any year exceeds management's budgeted EBITDA by 15.0% or more for that year, ACP will be entitled to receive an additional management fee equal to one half of its base annual management fee for such year. Because the Issuer's EBITDA did not exceed management's budgeted EBITDA by 15.0% in 2001, ACP did not receive this additional management fee in 2001. In the event the Issuer consummates any significant acquisitions or dispositions, ACP will be entitled to receive a closing fee from the Issuer equal to 2.0% of the first $75.0 million of the acquisition consideration (including debt assumed and current assets retained) and 1.0% of acquisition consideration (including debt assumed and current assets retained) in excess of $75.0 million. In January 2001, the Issuer paid to Aurora Management Partners LLC a $750,000 fee for services in connection with the October 2000 sale of the Issuer's Distribution Group.

        Notwithstanding the foregoing, no payment will be made to ACP pursuant to the Management Services Agreement at any time that certain events of default shall have occurred and be then continuing under the Issuer's bank credit facility. The Management Services Agreement also provides that the Issuer shall provide ACP and its directors, employees, partners and affiliates with customary indemnification against all actions not involving gross negligence or willful misconduct.

        The base annual management fee payable to ACP will be reduced as the collective beneficial ownership of Common Stock by the Aurora Partnerships declines below 50% as follows: for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 50% but at least 40%, the base annual management fee payable for the period will be 80% of the original base annual management fee (as such original base annual management fee may previously have been adjusted due to discretionary increases by the Board of Directors or cost of living increases as described above, the "Original Fee"); for any period during which the Aurora Partnerships' collective beneficial ownership is less than 40% but at least 30%, the base annual management fee payable for the period will be 60% of the Original Fee; and for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 30% but at least 20%, the base annual management fee payable for the period will be 40% of the Original Fee. If the Aurora Partnerships' collective beneficial ownership declines below 20%, the Management Services Agreement will terminate. Effective May 1, 1998, the Management Services Agreement was assigned by ACP to Aurora Management Partners LLC, a Delaware limited liability company.

        Grant of Procedural Trading Authority.    As stated in Item 5 above, in connection with the Offering, all of the Reporting Persons and Other Selling Stockholders who are named as Selling Stockholders in the Form S-3 granted to Parsky and AEP the authority to direct the procedural transfer of the shares to be sold in the Offering to the custodian for the Offering. Upon the closing of the Offering on August 1, 2002, such authorization terminated.

        Transfer Agreements.    Each of Michael T. DuBose, the Chairman, President and Chief Executive Officer of the Issuer, and Barry C. Kohn, the Chief Financial Officer of the Issuer, has entered into an agreement with the Aurora Partnerships pursuant to which each of Mr. DuBose and Mr. Kohn have agreed that during the period from August 1, 2002, which was the closing date of the Offering, until the first to occur of the conversion or termination of such person's employment status in accordance with the Amended and Restated Employment Agreement by and between the Issuer and such person, such person will not effect any transfers of Common Stock other than in proportion to transfers made by the Aurora Partnerships. The foregoing description is qualified in its entirety by reference to the Letter Agreements dated as of July 1, 2002 by and among the Aurora Partnerships and each of Mr. DuBose and Mr. Kohn, which are filed as Exhibits 9 and 10 hereto, and the Amended and Restated Employment Agreements between the Issuer and each of Mr. DuBose and Mr. Kohn, respectively, which are filed as Exhibits 10.1 and 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Stockholders Agreement, dated as of August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (the Stockholders Agreement) (previously filed as Exhibit 10.1 to the Issuer's Registration Statement on Form S-4 filed on November 30, 1994, Commission File No. 33-86838, and incorporated herein by this reference)
Exhibit 2
Amendment No. 1 to the Stockholders Agreement, dated as of June 24, 1996 (previously filed as Exhibit 10.38 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)
Exhibit 3
Amendment No. 2 to the Stockholders Agreement, dated as of October 24, 1996 (previously filed as Exhibit 10.39 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)
Exhibit 4
Amendment No. 3 to Stockholders Agreement, dated as of December 4, 1996 (previously filed as Exhibit 10.4 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)
Exhibit 5
Amendment No. 4 to Stockholders Agreement, dated as of December 16, 1996 (previously filed as Exhibit 10.5 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)
Exhibit 6
Amended and Restated Management Services Agreement, dated as of November 18, 1996, by and among the Issuer, the Issuer's subsidiaries, and Aurora Capital Partners L.P. (previously filed as Exhibit 10.4 to Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed on October 25, 1996, Commission File No. 333-5597, and incorporated herein by this reference)
Exhibit 7
Joint Filing Agreement by and among AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Parsky, Roeder, GEPT, GEAM and GE, dated September 20, 1999 (previously filed as Exhibit 7 to Amendment No. 2 to the Issuer's Schedule 13D filed September 20, 1999, and incorporated herein by this reference)
Exhibit 8	Form of Trading Authorization
Exhibit 9	Letter Agreement dated as of July 1, 2002 by and among the Aurora Partnerships and Mr. DuBose
Exhibit 10	Letter Agreement dated as of July 1, 2002 by and among the Aurora Partnerships and Mr. Kohn

SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS L.P.
By:	Aurora Capital Partners L.P., its general partner
By:	Aurora Advisors, Inc., its general partner
By:	/s/ Richard K. Roeder Richard K. Roeder, Vice President	August 9, 2002
AURORA OVERSEAS EQUITY PARTNERS I, L.P.
By:	Aurora Overseas Capital Partners L.P., its general partner
By:	Aurora Overseas Advisors, Ltd., its general partner
By:	/s/ Richard K. Roeder Richard K. Roeder, Director	August 9, 2002
AURORA CAPITAL PARTNERS L.P.
By:	Aurora Advisors, Inc., its general partner
By:	/s/ Richard K. Roeder Richard K. Roeder, Vice President	August 9, 2002

AURORA OVERSEAS CAPITAL PARTNERS L.P.
By:	Aurora Overseas Advisors, Ltd., its general partner
By:	/s/ Richard K. Roeder Richard K. Roeder, Director	August 9, 2002
AURORA ADVISORS, INC.
By:	/s/ Richard K. Roeder Richard K. Roeder, Vice President	August 9, 2002
AURORA OVERSEAS ADVISORS, LTD.
By:	/s/ Richard K. Roeder Richard K. Roeder, Director	August 9, 2002
/s/ Richard R. Crowell RICHARD R. CROWELL		August 9, 2002
/s/ Richard K. Roeder RICHARD K. ROEDER		August 9, 2002
/s/ Gerald L. Parsky GERALD L. PARSKY		August 9, 2002

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Michael M. Pastore Michael M. Pastore, Vice President	August 9, 2002
GE ASSET MANAGEMENT INCORPORATED
By:	/s/ Michael M. Pastore Michael M. Pastore, Vice President	August 9, 2002
GENERAL ELECTRIC COMPANY
By:	/s/ John H. Myers John H. Myers, Vice President	August 9, 2002

SCHEDULE A
AURORA ADVISORS, INC. EXECUTIVE OFFICERS

        The business address of each of the persons listed below is Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

OFFICERS	POSITION(S)
Gerald L. Parsky	Chairman of the Board and managing director of AAI
Richard K. Roeder	Vice President and Assistant Secretary and managing director of AAI
Richard R. Crowell	President and Secretary and managing director of AAI
Frederick J. Elsea, III	Chief Financial Officer and Chief Financial Officer of AAI

SCHEDULE B
GE ASSET MANAGEMENT INCORPORATED

        The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06905.

        The names and principal occupations of the officers of GE Asset Management Incorporated ("GEAM") are as follows:

John H. Myers	President and Chief Executive Officer
David J. Beck	Executive Vice President—Fixed Income
Eugene K. Bolton	Executive Vice President—Domestic Equity Investments
Michael J. Cosgrove	Executive Vice President—Sales and Marketing
Ralph R. Layman	Executive Vice President—International Equity Investments
Alan M. Lewis	Executive Vice President—General Counsel and Secretary
Robert A. MacDougall	Executive Vice President—Fixed Income
Geoffrey R. Norman	Executive Vice President—Marketing
Donald W. Torey	Executive Vice President—Real Estate and Private Equities
John J. Walker	Executive Vice President—Chief Financial Officer
Anthony J. Sirabella	Senior Vice President—Chief Information Officer
David B. Crossen	Vice President—Human Resources
William F. Ruoff, III	Vice President—Quality
Stephen N. DeVos	Senior Vice President—Fixed Income
Kathryn Karlic	Senior Vice President—Fixed Income
Thomas M. Powers	Senior Vice President—Fixed Income
Paul M. Colonna	Senior Vice President—Fixed Income
Michael J. Goosay	SeniorVice President—Fixed Income
William M. Healey	Senior Vice President—Fixed Income
Mark R. Delaney	Senior Vice President—Fixed Income
Michael P. Friguletto	Vice President—Fixed Income
Kathleen S. Brooks	Vice President—Fixed Income
Vita-Marie Pike	Vice President—Fixed Income
Eric H. Gould	Vice President—Fixed Income
Craig M. Enright	Vice President—Fixed Income Trading
Paul Gerard	Vice President—Fixed Income
Brad Postema	Vice President—Fixed Income
Don Duncan	Vice President—Money Market Investment

Michael J. Caufield	Senior Vice President—Municipal Bonds
Craig M. Varrelman	Vice President—Fixed Income Product Manager
Susan M. Courtney	Vice President—Municipal Bonds
Stella V. Lou DeLucia	Vice President—Municipal Bonds
Brian Hopkinson	Senior Vice President—International Equity Portfolios
Daizo Motoyoshi	Senior Vice President—International Equity Portfolios
Jonathan L. Passmore	Senior Vice President—International Equity Portfolios
Michael J. Solecki	Senior Vice President—International Equity Portfolios
Judith A. Studer	Senior Vice President—International Equity Portfolios
T. Brent Jones	Vice President—International Equity Portfolios
Peter Gillespie	Vice President—International Equity Portfolios
Christian Langevin	Vice President—International Equity Portfolios
Paul Nestro	Vice President—International Equity Portfolios
Makoto F. Sumino	Vice President—International Equity Portfolios
Gail Snyder	Senior Vice President—Fixed Income Investment Product Management
Deborah C. Towner	Senior Vice President—Fixed Income Real Estate Finance
Philip A. Riordan	Senior Vice President—Real Estate
Jon M. Lucia	Senior Vice President—Fixed Income Private Placement
Morian C. Mooers	Vice President—Private Investments
Thomas Mockler	Vice President—Private Investments
Robert McCorkle	Vice President—Private Investments
John Endres	Vice President—Private Investments
Stephen De Motto	Vice President—Private Investments
Colin Elder	Vice President—Real Estate
Dan Sheehan	Vice President—Real Estate
Curt Dawson	Vice President—Real Estate
B. Bradford Barrett	Vice President—Real Estate
Robert P. Gigliotti	Vice President—Real Estate
Gerald Karr	Vice President—Real Estate
James M. Mara	Senior Vice President—International Private Equities
Wolfe H. Bragin	Vice President—Private Equities
Andreas T. Hildebrand	Vice President—Private Equities
Patrick J. McNeela	Vice President—Private Equities

James Mitchell, Jr.	Vice President—Private Equities
David W. Wiederecht	Vice President—Private Equities
Christopher D. Brown	Senior Vice President—Equity Portfolios
David B. Carlson	Senior Vice President—Equity Portfolios
Peter J. Hathaway	Senior Vice President—Equity Portfolios
Damian J. Maroun	Senior Vice President—Equity Trading
Paul C. Reinhardt	Senior Vice President—Equity Portfolios
Nancy A. Ward	Senior Vice President—Equity Portfolios
Ralph E. Whitman	Senior Vice President—Equity Portfolios
Christopher W. Smith	Senior Vice President—Equity Investments
Richard L. Sanderson	Senior Vice President—Equity Research
Diane M. Wehner	Senior Vice President—Equity Portfolios
Gerald L. Igou	Vice President—Equity Investments
Mark A. Mitchell	Vice President—Equity Investments
Sandra J. O'Keefe	Vice President—Equity Investments
John H. Schaetzl	Vice President—Equity Investments
Steven M. Fierstein	Vice President—Equity Investments
Thomas R. Lincoln	Vice President—Equity Investments
Anthony J. Mariani	Vice President—Equity Investments
Walter P. Ruane	Vice President—Equity Investments
Ravi K. Pamnani	Vice President—Equity Investments
Mary R. Stone	Vice President—Trade Operations
Ronald Gilbert	Vice President—Risk
Gareth J. Davies	Vice President—Risk Management
Thomas R. Kinsley	Vice President—Finance
Sheri F. West	Vice President—Financial Planning & Analysis
Lowell E. Haims	Vice President—Controller
John Robbins	Vice President—Compliance
Jane E. Hackney	Vice President—Equity Portfolio Management
Robert M. Jarnutowski	Vice President—Private Placements Relationship Manager
Erica K. Evans	Vice President—Client Portfolio Management
Michael J. Tansley	Vice President—Finance Integration Quality
Patricia Merrill	Vice President—Assoc. Gen. Counsel & Asst. Secretary

Diane S. Dix	Vice President—Assoc. Gen. Counsel Private Equities & Asst. Secretary
Leanne R. Dunn	Vice President—Assoc. Gen. Counsel Real Estate & Asst. Secretary
Jeanne M. La Porta	Vice President—Assoc. Gen. Counsel & Asst. Secretary
Michael M. Pastore	Vice President—Assoc. Gen. Counsel Private Equities & Real Estate & Asst. Sec.
Scott A. Silberstein	Vice President—Assoc. Gen. Counsel & Asst. Secretary
Matthew J. Simpson	Senior Vice President, Gen. Counsel—Invstmnt Services & Asst. Secretary
Christopher J. Costello	Vice President—Assoc. Gen. Counsel & Asst. Secretary
Margarette Shim	Vice President—Assoc. Gen. Counsel & Asst. Secretary
David M. Maryles	Vice President—Tax Counsel

        The names and principal occupations of the Directors of GEAM are as follows:

NAME	PRESENT PRINCIPAL OCCUPATION
David J. Beck	Executive Vice President—Fixed Income of GEAM
Eugene K. Bolton	Executive Vice President of GEAM and Trustee of GEPT
Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT
David B. Crossen	Vice President—Human Resources of GEAM
John H. Myers	Vice President of General Electric Company, Chairman of the Board and President GEAM and Trustee of GEPT
Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT
Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT
Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT
Geoffrey R. Norman	Executive Vice President of GEAM and Trustee of GEPT
Anthony J. Sirabella	Senior Vice President—Chief Information Officer of GEAM
Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT
John J. Walker	Executive Vice President—Chief Financial Officer of GEAM and Trustee of GEPT

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

        The names and principal occupations of the officers of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman of Board and Chief Executive Officer, General Electric Company
P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Comptroller
J.R. Bunt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Treasurer
D.C. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President—GE Aircraft Engines
J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Vice President—GE Appliances
W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Human Resources
D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.
S.C. Donnelly	General Electric Company P.O. Box 8 Schenectady, NY 12301	Senior Vice President—Corporate Research and Development
M.J. Espe	General Electric Company Nela Park Cleveland, OH 44112	Senior Vice President—GE Lighting
Y. Fujimori	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—General Counsel and Secretary
B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—General Counsel and Secretary
J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President—GE Medical Systems
Robert A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Business Development
J. Krenicki, Jr.	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President—GE Transportation Systems

R.W. Nelson	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President—Corporate Financial Planning and Analysis
G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Chief Information Officer
J.G. Rice	General Electric Company 1 River Road Schenectady, NY 12345	Senior Vice President—GE Power Systems
G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer
K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Finance and Chief Financial Officer
L.G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Industrial Systems
W.A. Woodburn	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Specialty Chemicals
R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; President and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship

Y. Fujimori	Japan
All Others	U.S.A

        The names and principal occupations of the Directors of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.I.Cash, Jr.	Harvard Business School Morgan Hall Soldiers Field Road Boston, MA 02163	Professor of Business Administration—Graduate School of Business Administration, Harvard University
D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

P. Fresco	Fiat SpA via Nizza 250 10126 Torino, Italy	Chairman of the Board, Fiat SpA
A.M. Fudge	Kraft Foods, Inc. 555 South Broadway Tarrytown, NY 10591	Executive Vice President, Kraft Foods, Inc.
C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	President General Electric Company
A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	President and Chief Executive Officer, Avon Products, Inc.
R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide
K.G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.
S.G. McNealy	Sun Microsystems, Inc. 901 San Antonio Road Palo Alto, CA 94303-4900	Chairman, President and Chief Executive Officer, Sun Microsystems, Inc.
S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, Georgia 30303	Partner, King & Spalding
R.S. Penske	Penske Corporation 13400 Outer Drive, West Detroit, MI 48239-4001	Chairman of the Board and President, Penske Corporation
G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company
A.C. Sigler	Champion International Corporation 1 Champion Plaza Stamford, CT 06921	Retired Chairman of the Board and CEO and former Director, Champion International Corporation
D.A. Warner III	J. P. Morgan & Co., Inc. & Morgan Guaranty Trust Co. 60 Wall Street New York, NY 10260	Chairman of the Board, President, and Chief Executive Officer, J.P. Morgan & Co. Incorporated and Morgan Guaranty Trust Company

R.C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; President and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship

P. Fresco	Italy
C. X. Gonzalez	Mexico
A. Jung	Canada
All Others	U.S.A.

QuickLinks

SIGNATURE
SCHEDULE A AURORA ADVISORS, INC. EXECUTIVE OFFICERS
SCHEDULE B GE ASSET MANAGEMENT INCORPORATED
GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS